UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                FEBRUARY 16, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

TDC SETS RECORD DATE FOR UPCOMING EXTRAORDINARY GENERAL MEETING

February 15, 2006

TDC will hold an Extraordinary General Meeting ("EGM") of its shareholders on February 28, 2006, at 10:00 a.m. (Central European Time) at Teglholmsgade 1, 2450 Copenhagen, Denmark. For holders of TDC's American Depositary Receipts ("ADRs"), the record date for the EGM is February 27, 2006.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

   FEBRUARY 16, 2006                             /s/ FLEMMING JACOBSEN
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        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury